SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C.  20549

	SCHEDULE 13D

	Under the Securities Exchange Act of 1934
	(Amendment No. 43)*

*Amendment No. 43 for Dynamics Corporation of America
 Amendment No. 15 for LTB Investment Corporation

	CTS CORPORATION
	(Name of Issuer)

	COMMON STOCK -- NO PAR VALUE
	(Title of Class of Securities)

	126 501 105
	(CUSIP Number)

	Henry V. Kensing
	DYNAMICS CORPORATION OF AMERICA
	475 Steamboat Road, Greenwich, Connecticut  06830
	(203) 869-3211
	(Name, Address and Telephone Number of Person
	Authorized to Receive Notices and Communications)

	November 2, 1995
	(Date of Event which Requires Filing
	of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act.

1.  Name of Reporting Person
S.S. or I.R.S. Identification No. of Above Person.

DYNAMICS CORPORATION OF AMERICA, IRS Identification No. 13-
0579260; LTB INVESTMENT CORPORATION, a wholly-owned subsidiary of DYNAMICS CORPORATION OF AMERICA, IRS
Identification No. 06-1109554.

2.  Check the appropriate Box if a member of a group.

(a) [ ]
(b) [ ]

3.  SEC use only.

4.  Source of Funds.

WC and BK

5. Check box if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e).

[ ]


6.  Citizenship or place of organization.
DYNAMICS CORPORATION OF AMERICA - New York
LTB INVESTMENT CORPORATION - Delaware

7.  Sole Voting Power.

2,292,100 for DYNAMICS CORPORATION OF AMERICA, of which
2,291,100 are held by LTB INVESTMENT CORPORATION, a wholly-owned subsidiary of DYNAMICS CORPORATION OF AMERICA

8.  Shared Voting Power.

9.  Sole Dispositive Power.

2,292,100 for DYNAMICS CORPORATION OF AMERICA, of which
2,291,100 are held by LTB INVESTMENT CORPORATION, a wholly-owned subsidiary of DYNAMICS CORPORATION OF AMERICA


10. Shared Dispositive Power.

11.  Aggregate Amount Beneficially Owned by Each Reporting
Person.

2,292,100 for DYNAMICS CORPORATION OF AMERICA, of which
2,291,100 are held by LTB INVESTMENT CORPORATION, a wholly-owned subsidiary of DYNAMICS CORPORATION OF AMERICA

12. Check Box if the aggregate amount in Row (11) excludes certain shares.

[  ]

13.  Percent of Class represented by amount in Row (11).

44.04%

14.  Type of Reporting Person.

CO


Item 5.  Interest in Securities of the Issuer.

Subsequent to the filing of Amendment No. 14 to its Schedule
13D, LTB Investment Corporation ("LTB") has acquired 82,000 shares of CTS common stock in privately negotiated transactions, as follows:


NUMBER 	PRICE
  OF		  OF
DATE		SHARES	SHARES	TYPE OF TRANSACTION

12/7/94	12,000	$28.250	Privately Negotiated
3/22/95	20,000	$30.125	Privately Negotiated
11/2/95	50,000	$33.875	Privately Negotiated


The holdings of DCA and its wholly owned subsidiary, LTB, which aggregate 2,292,100 shares of CTS common stock, represent approximately 44.04% of CTS' outstanding shares
(based on the number of shares of CTS common stock outstanding on August 10, 1995 as shown in CTS' Form 10-Q for the quarterly period ended July 2, 1995).

DCA has the sole power to vote or direct the vote and to dispose of or direct the disposition of all of such shares, except that 1,020,000 of such shares presently have no voting rights under the Control Share Acquisition Chapter of the Indiana Business Corporation Law. To the best of DCA's knowledge, none of its directors or executive officers is the beneficial owner of any other shares of CTS common stock.






	SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Dated:  November 7, 1995

DYNAMICS CORPORATION OF AMERICA

BY:
Henry V. Kensing,
Vice President